PORTAGE BIOTECH INC.
CHARTER OF THE AUDIT AND COMPENSATION COMMITTEE
RELATING TO COMPENSATION MATTERS

(Amended and restated as of June 27, 2013)

I.           General Focus

The Audit and Compensation Committee (the “Committee”) shall discharge the responsibilities of the Board of Directors (the “Board”) with respect to the Corporation’s compensation programs and compensation of the Corporation’s executives.

II.           Structure and Operations

The Committee shall be comprised of three members of the Board, two of whom is determined by the Board to be "independent" under the rules of the regulatory bodies to which the Corporation is subject to and under the corporate laws of the British Virgin Islands. At least two members must satisfy the requirements of a “non-employee director” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, The Board shall select members based upon their knowledge and experience in compensation matters and with care to avoid any conflicts of interest.

Each member of the Committee shall be appointed by the Board and shall serve until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal.  The members of the Committee may be removed, with or without cause, by majority vote of the Board.

The Board shall elect the Chair of the Committee.  The Chair will approve the agendas for Committee meetings.

In fulfilling its responsibilities, the Committee shall be entitled to delegate any or all of its responsibilities to a subcommittee of the Committee, including to a subcommittee comprised solely of one director.  The Committee also shall be entitled to delegate its authority to one or more directors (whether or not such directors serve on the Committee) as the Committee deems appropriate, provided, however, that the Committee shall not delegate any power or authority required by law, regulation or listing standard to be exercised by the Committee as a whole.

III.           Meetings

The Committee shall meet as frequently as circumstances dictate.  The Chair of the Committee or a majority of the members of the Committee may call a special meeting of the Committee.

All non-management directors who are not members of the Committee may attend meetings of the Committee, but may not vote.  Additionally, the Committee may invite to its meetings any director, member(s) of management of the Corporation and such other persons as it deems appropriate in order to carry out its responsibilities.  The Committee may also exclude from its meetings any person it deems appropriate in order to carry out its responsibilities.

A majority of the Committee members, but not less than two, will constitute a quorum.  A majority of the Committee members present at any Committee meeting at which a quorum is present may act on behalf of the Committee.  The Committee may meet by telephone or videoconference and may take action by unanimous written consent.

The Committee shall appoint a person, who need not be a member, to act as secretary, and minutes of the Committee’s proceedings shall be kept in minute books provided for that purpose.  The agenda of each Committee meeting will be prepared by the secretary and, whenever reasonably practicable, circulated to each Committee member prior to each meeting.

IV.           Responsibilities and Duties

The following functions shall be the common recurring activities of the Committee in carrying out its responsibilities outlined in Section I of this Charter.  These functions should serve as a guide with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal or other conditions.  The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern that the Committee deems appropriate and shall have the sole authority to retain or terminate outside counsel or other experts for this purpose, including the sole authority to approve the fees payable to such counsel or experts and any other terms of retention.

Setting Compensation for Executive Officers and Directors

1.	Establish and review the overall compensation philosophy of the Corporation.

2.
Based upon input from the other directors regarding the performance of the Chief Executive Officer, Chief Financial Officer  and other executive officers,(“the executive officers”) review and approve the annual fee, salary, bonus, stock options and other benefits, direct and indirect, of the executive officers.

3.	In connection with executive compensation programs:

(i)	Review and recommend to the full Board, or approve, new executive compensation programs;

(ii)
Review on a periodic basis the operations of the Corporation’s executive compensation programs to determine whether they are properly coordinated and achieving their intended purpose(s), including whether the Corporation’s compensation programs encourage excessive risk-taking and discuss, at least annually, the relationship between risk management policies and practices and compensation, and evaluate compensation policies and practices that could mitigate any such risk;

(iii)
Review on a periodic basis the aggregate amount of compensation paid or potentially payable to the executive officers through the use of tally sheets or such other method as the Committee may determine; and

(iv)	Take steps to modify any executive compensation program that yields payments and benefits that are not reasonably related to executive and corporate performance.

(v)
The Committee shall consider the results of shareholder advisory votes regarding named executive officer compensation when evaluating and determining executive compensation (and shall recommend the frequency with which the Corporation shall conduct future shareholder advisory votes regarding executive compensation).

4.	Review and recommend to the full Board compensation of directors.

5.
Review and make recommendations to the full Board, or approve, any contracts or other transactions with executive officers of the Corporation, including consulting arrangements, employment contracts and severance or termination arrangements, or any revisions thereto.  Notwithstanding any other provision of this Charter, the Committee shall review and make recommendations to the Board for approval of any consulting arrangement, employment contract, severance or termination arrangement with the Chief Executive Officer and Chief Financial Officer, or any revision thereto.

6.	Review and approve annual performance goals for performance-based compensation and determine whether the performance goals and objectives are attained.

Monitoring Incentive and Equity-Based Compensation Plans

7.
Review the Corporation’s executive compensation plans, including incentive-compensation and equity-based plans, in light of the goals and objectives of these plans, and amend, or recommend that the Board amend, these plans if the Committee deems it appropriate.

8.	Administer any short-term incentive plan covering executive officers of the Corporation; determine whether performance targets have been met and determine the amounts and terms of any awards.

9.
Review and recommend for Board approval all equity compensation plans to be submitted for shareholder approval under the relevant regulatory standards and BVI Corporate laws provided, however, that any equity compensation plan that satisfies an exception to this requirement shall not be required to be approved by the Corporation’s shareholders.

10.
Review and make recommendations to the Board, or approve, all awards of shares, share options or other awards pursuant to the Corporation’s equity-based plans; provided that the authority to issue such awards to employees who are not executive officers may be delegated as above described

Reports

11.
Review and discuss with management the Corporation’s compensation discussion and analysis (“CD&A”), and based on that review and discussion, recommend to the Board that the CD&A be included in the Corporation’s annual proxy statement or annual report on Form F-20.

12.
Report regularly to the Board (i) following meetings of the Committee, (ii) with respect to such other matters as are relevant to the Committee’s discharge of its responsibilities and (iii) with respect to such recommendations as the Committee may deem appropriate. The report to the Board may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make such report.

13.	Maintain minutes or other records of meetings and activities of the Committee.

Advisors

14.
The Committee has the sole authority to select, oversee and terminate compensation consultants, legal counsel or other advisors to advise the Committee, and to approve the terms of any such engagement and the fees of any such compensation consultant, legal counsel or other advisor.  In selecting a compensation consultant, legal counsel or other advisor, the Committee shall take into account factors (including factors related to the independence of such compensation consultant, legal counsel or other advisor) it considers appropriate or as may be required by applicable law or listing standards. The Committee shall receive appropriate funding from the Corporation for the payment of compensation to the compensation consultants, legal counsel or other advisors retained by the Committee pursuant to the provisions of this Charter.

V.           Annual Performance Evaluation

The Committee shall perform a review and evaluation, at least annually, of the performance of the Committee and its members, including a review of the compliance of the Committee with this Charter.  In addition, the Committee shall review and reassess, at least annually, the adequacy of this Charter and recommend to the Board any modifications to this Charter that the Committee considers necessary or valuable.  The Committee shall conduct such evaluations and reviews in such manner as it deems appropriate.